Exhibit 99.2

Execution Version

AMENDMENT NO. 1 TO amended and restated CREDIT AND GUARANTY AGREEMENT AND limited consent

THIS AMENDMENT NO. 1 TO amended and restated CREDIT AND GUARANTY AGREEMENT AND limited consent (this “Amendment”), effective as of January 3, 2023 (the “Effective Date”), is made by and among CIT BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY (“Administrative Agent”), each of the financial entities set forth on the signature pages hereto constituting all the Lenders under the Credit Agreement (as defined below), QHM HOLDINGS INC., a Delaware corporation (the “Borrower”), and each of the entities set forth on the signature pages hereto as “Guarantors” (the “Guarantors”).

BACKGROUND STATEMENT

A.            Borrower, Guarantors, Administrative Agent and Lenders are parties to that certain Amended and Restated Credit and Guaranty Agreement, dated as of September 16, 2022 (as joined by that certain Joinder Agreement, dated as of the date hereof, as amended hereby, and as may be further amended, restated, modified or supplemented from time to time, the “Credit Agreement”), pursuant to which the Borrower and Guarantors established certain financing arrangements with Lenders upon the terms and conditions set forth therein. Capitalized terms used herein without definition shall have the meanings given to them in the Credit Agreement.

B.            Pursuant to that certain Membership Interest Purchase Agreement, dated as of January 3, 2023 (the “Great Elm Purchase Agreement”), by and among (i) the Borrower, in its capacity as the Purchaser (the “Purchaser”), (ii) Great Elm Healthcare, LLC, a Delaware limited liability company (the “Company”), (iii) Great Elm DME Holdings, Inc., a Delaware corporation (“DME Holdings”), Great Elm DME, Inc., a Delaware corporation (“DME”), Corbel Capital Partners SBIC, L.P., a Delaware limited partnership (“Corbel”), and Valley Healthcare Group, LLC, an Arizona limited liability company (“VHG” and together with DME Holdings, DME and Corbel, each a “Seller” and collectively, the “Sellers”), (iv) DME Holdings, in its capacity as the Sellers’ Representative (the “Sellers’ Representative”), and solely for purposes of Sections 2.7 and 9.17 contained therein, (v) QUIPT Home Medical Corp, a company amalgamated under the laws of the Province of British Columbia (“Parent”), Purchaser shall acquire 100% of the issued and outstanding Equity Interests (as defined therein) subject to the terms and conditions set forth therein (the “Great Elm Acquisition”).

C.            Pursuant to clause (x) of the definition of “Permitted Acquisitions” in Section 1.01 of the Credit Agreement, the maximum Total Consideration paid by the Loan Parties for any individual Acquisition shall not exceed $25,000,000 and in the aggregate shall not exceed $75,000,000, and pursuant to the Great Elm Purchase Agreement the Total Consideration to be paid by the Loan Parties for the Great Elm Acquisition will exceed $80,000,000.

D.            Each Loan Party agrees that the Great Elm Acquisition constitutes an Acquisition but does not constitute a Permitted Acquisition as a result of its failure to satisfy the requirement set forth in clause (x) of the definition of “Permitted Acquisitions” and, but for Administrative Agent’s and Lenders’ agreements set forth herein, would be prohibited by and result in certain Events of Default under the Credit Agreement.

E.            The Loan Parties have requested that Administrative Agent and Lenders consent to the consummation of the Great Elm Acquisition and Administrative Agent and Lenders have agreed to consent to the Great Elm Acquisition, which consent shall become effective in accordance with the terms and conditions set forth below.

F.            Administrative Agent, Lenders and the Loan Parties have agreed to make certain other amendments (subject to the satisfaction of certain conditions set forth herein) to the Credit Agreement as set forth herein, which shall become effective in accordance with the terms and conditions set forth below.

STATEMENT OF AGREEMENT

The parties hereto, in consideration of the mutual covenants and agreements set forth herein (the receipt and sufficiency of which is hereby acknowledged), agree as follows:

1.             Recitals. This Amendment shall constitute a Loan Document and the Recitals set forth above shall be construed as part of this Amendment as if set forth fully in the body of this Amendment.

2.             Limited Consent. In reliance upon the representations and warranties made by the Loan Parties in Section 4 below, and subject to the prior satisfaction of the conditions to effectiveness set forth in Section 5 below, Administrative Agent and the Lenders hereby consent to the Great Elm Acquisition, and agree that the Great Elm Acquisition shall not cause a Default or Event of Default under Section 9.01(b) of the Credit Agreement as a result of failing to comply with Section 7.03(f) of the Credit Agreement solely due to the Total Consideration paid in connection with the Great Elm Acquisition exceeding the individual and aggregate caps in clause (x) of the definition of “Permitted Acquisitions”; provided, that in no event shall the Total Consideration paid in connection with the Great Elm Acquisition exceed $90,000,000 in the aggregate. Notwithstanding the foregoing, the Loan Parties hereby confirm that all requirements set forth in the definition of “Permitted Acquisitions” (other than with respect to the Total Consideration under clause (x) thereof) and Section 7.03(f) have been satisfied in accordance with the terms thereof.

3.             Amendments to Credit Agreement.

(a)           The following definitions are hereby added in appropriate alphabetical order to Section 1.01 of the Credit Agreement:

“Acquired Great Elm Entities” means each of Great Elm Healthcare, LLC, a Delaware limited liability company, Northwest Medical, LLC, an Arizona limited liability company, United Respiratory Services, LLC, an Arizona limited liability company, Alliance Home Care & Mobile Diagnostics, L.L.C., an Arizona limited liability company, Heartland Health Therapy, LLC, an Arizona limited liability company, RTA Homecare, LLC, an Arizona limited liability company, Rejuvenight, LLC, an Arizona limited liability company, Focus Respiratory, LLC, an Arizona limited liability company, Advanced Medical DME, LLC, a Kansas limited liability company and PM Sleep Lab, LLC, a Kansas limited liability company.

“Amendment No. 1 Effective Date” means January 3, 2023.

2

(b)            Amendment to Account Migration Completion Date definition. The Account Migration Completion Date definition of Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Account Migration Completion Date” means three hundred and sixty-five (365) days following the Amendment No. 1 Effective Date (or such later date as agreed to in writing by Administrative Agent as determined in its sole discretion).

(c)            Amendments to Consolidated EBITDA definition.

(i)             Clauses (B)(ix), (B)(x) and (B)(xi) of the Consolidated EBITDA definition of Section 1.01 of the Credit Agreement are hereby deleted in their entirety and replaced with the following:

(ix) accretion expenses related to Indebtedness issuance costs; provided, the amount added back pursuant to this clause and clauses (x) and (xi) hereof shall not exceed $2,500,000 in the aggregate for any such period; plus

(x) any losses from discontinued operations; provided, the amount added back pursuant to this clause and clauses (ix) and (xi) hereof shall not exceed $2,500,000 in the aggregate for any such period; plus

(xi) Internal Revenue Code Section 338(h)(10) incurred in connection with any prior acquisition by the Consolidated Group; provided, the amount added back pursuant to this clause and clauses (ix) and (x) hereof shall not exceed $2,500,000 in the aggregate for any such period; plus

(ii)            Clause (B)(xii) of the Consolidated EBITDA definition of Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(xii) non-recurring items such as restructuring, acquisition costs, severance and other items agreed to by the Administrative Agent in its reasonable discretion; provided, the aggregate amount added back pursuant to this clause and clause (xiii) hereof for any period shall not exceed ten percent (10.0%) of Consolidated EBITDA (calculated without giving effect to the addbacks permitted pursuant to this clause (xii) and clause (xiii) hereof); plus

(iii)          Consolidated EBITDA definition of Section 1.01 of the Credit Agreement shall be amended by moving the existing clauses (B)(xiii) and (B)(xiv) to new clauses (B)(xiv) and (B)(xv) respectively and inserting the following new clause (B)(xiii):

(xiii) the amount of “run rate” net cost savings and operating expense reductions, other operating improvements and synergies (calculated on a Pro Forma Basis as though such items had been realized on the first day of such period) as a result of (A) actions taken in connection with any Permitted Acquisition, Investment, Disposition, restructuring or cost savings initiative or (B) actions which will be taken within twelve (12) months after the date of such Permitted Acquisition, Investment, Disposition, restructuring or cost saving initiative, in each case (x) that are projected by the Borrower in good faith to be realized as result of, and within twelve (12) months of the consummation of, such actions taken or to be taken and (y) net of the amount of actual benefits realized during such period that are otherwise included in the calculation of Consolidated EBITDA from such actions; provided, that a Responsible Officer of Borrower Representative shall have provided a reasonably detailed statement or schedule of such cost savings and shall have certified to Administrative Agent that (i) such cost savings are reasonably identifiable, reasonably attributable to the actions specified and are reasonably expected and factually supportable (in the good faith determination of the Loan Parties) and (ii) such actions have been taken and are ongoing, and the benefits resulting therefrom are anticipated in good faith by the Loan Parties to be realized on or prior to the date that is twelve (12) months after the consummation of such actions taken or to be taken; provided, further, that the aggregate amount added back pursuant to this clause and clause (xii) hereof for any period shall not exceed ten percent (10.0%) of Consolidated EBITDA (calculated without giving effect to the addbacks permitted pursuant to this clause (xiii) and clause (xii) hereof); plus

3

(iv)          Consolidated EBITDA definition of Section 1.01 of the Credit Agreement shall be amended by inserting the following at the end thereof

Furthermore, notwithstanding anything herein to the contrary, for purposes of determining Consolidated EBITDA under this definition for any period that includes any of the Fiscal Quarters ended December 31, 2021, March 31, 2022, June 30, 2022 and September 30, 2022, Consolidated EBITDA attributed to the Acquired Great Elm Entities shall be $2,693,197, $2,375,059, $3,493,660, and $3,166,092, respectively.

4.             Representations and Warranties; Covenants. Each Loan Party hereby represents and warrants as follows:

(a)            Bringdown. After giving effect to this Amendment, each of the representations and warranties of the Loan Parties contained in the Credit Agreement and in the other Loan Documents is true and correct in all material respects (provided, that if any representation or warranty is by it terms qualified by concepts of materiality, such representation or warranty shall be true and correct in all respects) on and as of the date hereof with the same effect as if made on and as of the date hereof (except to the extent any such representation or warranty is expressly stated to have been made as of a specific date, in which case such representation or warranty is true and correct as of such date).

(b)            No Default. After giving effect to this Amendment, no Default or Event of Default has occurred and is continuing under the Credit Agreement or any of the other Loan Documents, each Loan Party is in compliance with all terms and provisions set forth in the Credit Agreement and the other Loan Documents, and each of the conditions set forth in Section 5 of this Amendment has been satisfied.

4

(c)            Enforceability; Non-Contravention. The execution and delivery by each Loan Party of this Amendment and the performance by it of the transactions herein contemplated (i) are and will be within its powers; (ii) have been authorized by all necessary action; (iii) are not and will not be in contravention of any Loan Party’s Organization Documents; (iv) are not and will not conflict with or result in any breach or contravention of, or the creation of any Lien under, (A) any Contractual Obligation under any Material Contract to which any Loan Party is a party or (B) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which any Loan Party or the Property of any Loan Party is subject; (v) will not violate any Law; or (vi) will not result in a limitation on any material licenses, permits or other Governmental Approvals applicable to the business, operations or properties of any Loan Party. This Amendment and all allonges, assignments, instruments, documents, and agreements executed and delivered in connection herewith, are and will be valid, binding, and enforceable against the Borrower and each other Loan Party in accordance with their respective terms, except as such enforceability may be limited (x) by general principles of equity and conflicts of laws or (y) by bankruptcy, reorganization, insolvency, moratorium or other laws of general application relating to or affecting the enforcement, of Administrative Agent’s rights.

(d)            No Conflicts. No consent, approval, authorization or order of, or filing, registration or qualification with, any court or Governmental Authority or third party is required in connection with the execution, delivery or performance by the Loan Parties of this Amendment.

(e)            No Material Adverse Effect. No Material Adverse Effect has occurred and is continuing, and the Loan Parties know of no event, condition or state of facts that could reasonably be expected to have a Material Adverse Effect, since the date of the Credit Agreement.

(f)            Obligations. The execution and delivery of this Amendment does not diminish or reduce the Loan Parties’ obligations under the Loan Documents, except as expressly modified by this Amendment.

(g)            No Claims. The Loan Parties have no claims, counterclaims, offsets or defenses to the Loan Documents and the performance of their obligations thereunder, or if a Loan Party has any such claims, counterclaims, offsets, or defenses arising from events occurring on or before the date hereof, whether known or unknown, to the Loan Documents or any transaction related to the Loan Documents, the same are hereby waived, relinquished and released in consideration of Administrative Agent’s execution and delivery of this Amendment.

(h)            Compliance with Laws. The Loan Parties’ performance as contemplated by the Great Elm Purchase Agreement complies in all material respects with all state and federal Laws, including, without limitation, being HIPAA/HITECH Compliant and in compliance in all material respects with other state and federal laws relating to the use, security, and privacy of patient healthcare information.

5.              Effectiveness Conditions. This Amendment shall be effective upon completion of the following conditions precedent (all documents to be in form and substance satisfactory to Administrative Agent and Administrative Agent’s counsel):

(a)            Executed Amendment and Related Deliverables. The Administrative Agent shall have received each of the following to the satisfaction of Administrative Agent in its sole discretion:

(i)            Executed counterparts of this Amendment and other Loan Documents to be executed as of the Effective Date, each properly executed by a Responsible Officer of the signing Loan Party and each other Person party thereto;

5

(ii)            Administrative Agent shall have received each agreement, document and instrument set forth on the closing checklist prepared by Administrative Agent’s counsel and provided to the Loan Parties, each in form and substance satisfactory to Administrative Agent and such further documents, information, certificates, records and filings as Administrative Agent may reasonably request;

(iii)           all representations and warranties of the Loan Parties contained herein shall be true, correct and complete in all material respects (provided, that if any representation or warranty is by its terms qualified by concepts of materiality, such representation shall be true and correct in all respects) as of the Effective Date, except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct as of such earlier date (and each Loan Party’s delivery of its respective signature hereto shall be deemed to be its certification thereof);

(iv)           Administrative Agent shall have received from the Loan Parties all costs and expenses referenced in Sections 5(b) and 6(d) to this Amendment, and all other fees, expenses and other amounts due and payable under any Loan Document on or prior to the date hereof;

(v)            delivery of legal opinions in form and substance satisfactory to Administrative Agent;

(vi)           execution by each Loan Party of the Joinder Agreement in form and substance satisfactory to Administrative Agent;

(vii)          execution by each Loan Party of the Second Amended and Restated Pledge Agreement in form and substance satisfactory to Administrative Agent;

(viii)         receipt by the Administrative Agent of ACORD insurance evidencing insurance coverages and amounts satisfactory to the Administrative Agent and appropriate endorsements in favor of the Administrative Agent with respect thereto;

(ix)           receipt by Administrative Agent of the pro forma financial statements of the Loan Parties and their Subsidiaries after giving effect to the consummation of the Great Elm Acquisition;

(x)           Administrative Agent shall have received a Pro Forma Compliance Certificate demonstrating that, after giving effect to such Great Elm Acquisition and the incurrence of any Indebtedness related to such Great Elm Acquisition on a Pro Forma Basis, (A) the Loan Parties would be in compliance with the financial covenants set forth in Article 8 as of the most recent Fiscal Quarter for which the Borrowers have delivered financial statements pursuant to Section 6.01(a) or Section 6.01(b), as applicable, (B) the Borrowers’ Consolidated Total Net Leverage Ratio as of the end of the most recent Test Period would not exceed the lesser of (1) 3.00 to 1.00 or (2) 0.25:1.00 less than the maximum Consolidated Total Net Leverage Ratio permitted under Section 8.01(a) for the most recently ended Fiscal Quarter, (C) the Borrowers’ Consolidated Fixed Charges Coverage Ratio as of the end of the most recent Test Period is not less than 1.35 to 1.00, and (D) no Default or Event of Default exists or would be caused by the Great Elm Acquisition or the incurrence of any related Indebtedness;

6

(xi)           Administrative Agent shall have received (A) fully executed and delivered copies of the Great Elm Acquisition Agreement and all other documents related to the Great Elm Acquisition and (B) copies of all material required regulatory and third party approvals necessary for the consummation of the Great Elm Acquisition;

(xii)          Administrative Agent shall have received a quality of earnings report for the Company and its Subsidiaries in form and substance acceptable to Administrative Agent;

(xiii)         the Loan Parties shall have provided evidence satisfactory to Administrative Agent that it has satisfied the requirements necessary for the Great Elm Acquisition to qualify as a Permitted Acquisition (other than with respect to clause (x) thereof); and

(xiv)         the Loan Parties shall have provided evidence satisfactory to Administrative Agent that it holds, for its benefit and the benefit of the Lenders, a perfected lien on the Collateral, prior and superior in right to any other Person.

(b)            Costs, Fees and Expenses. The Loan Parties shall have reimbursed Administrative Agent for all costs, fees and expenses (including all reasonable Attorney Costs) incurred by Administrative Agent in connection with the preparation, execution and delivery of this Amendment.

(c)            Additional Documents. The Loan Parties shall have delivered such further documents, information, certificates, records and filings (including those related to the Great Elm Acquisition) as Administrative Agent may reasonably request.

6.              Effect of Amendment; Limited Consent. From and after the Effective Date, all references to the Credit Agreement set forth in any other Loan Document or other agreement or instrument shall, unless otherwise specifically provided, be references to the Credit Agreement as amended by this Amendment and as may be further amended, modified, restated or supplemented from time to time. This Amendment is limited as specified and shall not constitute or be deemed to constitute an amendment, modification or waiver of any provision of the Credit Agreement or of any other Loan Document except as expressly set forth herein. The limited consent set forth in Section 2 herein is effective solely for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to: (i) be a consent to any amendment, waiver or modification of any term or condition of the Credit Agreement or of any other Loan Document or for any purpose except as expressly set forth herein; (ii) be a consent to any further or future action in addition to those expressly set forth in Section 2 herein on the part of the Borrower or any other Loan Party that would require the waiver or consent of Administrative Agent or the Lenders; (iii) prejudice any right that Administrative Agent or Lenders have or may have in the future under or in connection with the Credit Agreement or any other Loan Document; (iv) waive any Default or Event of Default that may exist as of the date hereof; or (v) establish a custom or course of dealing among any of the Loan Parties, on the one hand, and Administrative Agent or any Lender, on the other hand. Except as expressly amended hereby, the Credit Agreement shall remain in full force and effect in accordance with its terms.

(a)            Ratification of Loan Documents. Except as expressly set forth herein, all of the terms and conditions of the Credit Agreement and Loan Documents are hereby ratified and confirmed and continue unchanged and in full force and effect.

7

(b)            Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York (without regard to the conflicts of law provisions thereof).

(c)            Waiver of Trial by Jury. EACH OF THE LOAN PARTIES AND ADMINISTRATIVE AGENT, BY ITS EXECUTION OR ACCEPTANCE OF THIS AMENDMENT, REAFFIRMS ITS WAIVER OF THE RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM OF ANY KIND ARISING OUT OF OR RELATED TO ANY OF THE LOAN DOCUMENTS, THE OBLIGATIONS OR THE COLLATERAL.

(d)            Expenses. The Loan Parties agree to pay upon demand all reasonable, documented out-of-pocket costs and expenses of the Administrative Agent (including, without limitation, all reasonable Attorney Costs) in connection with the preparation, negotiation, execution and delivery of this Amendment.

(e)            Third Parties. No rights are intended to be created hereunder for the benefit of any third party donee, creditor, or incidental beneficiary.

(f)            Severability. To the extent any provision of this Amendment is prohibited by or invalid under the applicable law of any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity and only in any such jurisdiction, without prohibiting or invalidating such provision in any other jurisdiction or the remaining provisions of this Amendment in any jurisdiction.

(g)            Successors and Assigns. This Amendment shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

(h)            Construction. The headings of the various sections and subsections of this Amendment have been inserted for convenience only and shall not in any way affect the meaning or construction of any of the provisions hereof.

(i)             Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. This Amendment shall become effective as of the Effective Date upon the execution and delivery of a counterpart hereof by the Loan Parties, Administrative Agent and Lenders, and the satisfaction of the conditions set forth in Section 5 hereof. Signatures of the parties to this Amendment transmitted by facsimile or via other electronic format shall be deemed to be their original signatures for all purposes.

[Signatures on following page.]

8

IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.

ADMINISTRATIVE AGENT:	FIRST-CITIZENS BANK & TRUST COMPANY

	By:	(signed) “Andres Alev”
	Name:	Andres Alev
	Title:	Director

LENDERS:	FIRST-CITIZENS BANK & TRUST COMPANY

	By:	(signed) “Andres Alev”
	Name:	Andres Alev
	Title:	Director

LENDERS (CONTINUED):	SILICON VALLEY BANK

	By:	(signed) “Drew Pickul”
	Name:	Drew Pickul
	Title:	VP

LENDERS (CONTINUED):	OLD NATIONAL BANK

	By:	(signed) “James Goody”
	Name:	James Goody
	Title:	Senior Vice President

LENDERS (CONTINUED):	CADENCE BANK

	By:	(signed) Gregory M. Ratliff”
	Name:	Gregory M. Ratliff
	Title:	Senior Vice President

LENDERS (CONTINUED):	BANK OF HOPE

	By:	(signed) “Mohammad Hassan”
	Name:	Mohammad Hassan
	Title:	SVP

LENDERS (CONTINUED):	FIFTH THIRD BANK, NATIONAL ASSOCIATION

	By:	(signed) “Timothy Egloff”
	Name:	Timothy Egloff
	Title:	SVP

LENDERS (CONTINUED):	KEYBANK NATIONAL ASSOCIATION

	By:	signed “Alyssa Suckow”
	Name:	Alyssa Suckow
	Title:	Vice President

LENDERS (CONTINUED):	BANK OF THE WEST

	By:	(signed) “Adam Shifrin”
	Name:	Adam Shifrin
	Title:	Director, Healthcare Banking

BORROWER:	QHM HOLDINGS INC.

	By:	(signed) “Gregory Crawford”
	Name:	Gregory Crawford
	Title:	President

GUARANTORS:

QUIPT HOME MEDICAL INC.

PATIENT HOME MONITORING, INC.

CENTRAL OXYGEN, INC.

RIVERSIDE MEDICAL, INC.

COOLEY MEDICAL EQUIPMENT, INCORPORATED

ACADIA MEDICAL SUPPLY, INC.

RESOURCE MEDICAL, INC.

BLACK BEAR MEDICAL GROUP, INC.

WEST HOME HEALTH CARE, INC.

LEGACY OXYGEN AND HOME CARE EQUIPMENT, LLC

PATIENT-AIDS, INC.

RESOURCE MEDICAL GROUP, LLC

RESOURCE MEDICAL GROUP OF CHARLESTON, LLC

CARE MEDICAL PARTNERS LLC

CARE MEDICAL OF ATHENS, INC.

CARE MEDICAL ATLANTA, LLC

CARE MEDICAL OF AUGUSTA, LLC

CARE MEDICAL OF GAINESVILLE, LLC

CARE MEDICAL SAVANNAH, LLC

BLACK BEAR MEDICAL, INC.

COASTAL MED-TECH CORP.

BLACK BEAR MEDICAL NH, INC.

HEALTH TECHNOLOGY RESOURCES, L.L.C.

NORCAL RESPIRATORY, INC.

ACCESS RESPIRATORY HOME CARE, L.L.C.

By:	(signed) “Gregory Crawford”
Name:	Gregory Crawford
Title:	President

GUARANTORS (CONTINUED):

MEDICAL WEST HEALTHCARE CENTER, LLC

OXYGEN PLUS

MED SUPPLY CENTER, INC.

MAYHUGH DRUGS, INC.

SOUTHEASTERN BIOMEDICAL SERVICES, LLC

THRIFT HOME CARE, INC.

HECKMAN HEALTHCARE SERVICE & SUPPLIES INC.

AT HOME HEALTH EQUIPMENT, LLC

SEMO DRUGS-CARE PLUS OF MO, INC.

100 W. COMMERCIAL STREET, LLC

SLEEPWELL, LLC

TUSCAN, INC.

GOOD NIGHT MEDICAL, LLC

GOOD NIGHT MEDICAL OF OHIO, LLC

GOOD NIGHT MEDICAL OF TEXAS, INC.

RESPICARE, INC.

SLEEP HEALTH DIAGNOSTICS, LLC

METRO-MED, INC.

METRO-MED, INC. - LOS ALAMITOS

METRO-MED, INC. - VENTURA

HOMETOWN MEDICAL LLC

Great Elm Healthcare, LLC

Northwest Medical, LLC

United Respiratory Services, LLC

Alliance Home Care & Mobile Diagnostics, L.L.C.

Heartland Health Therapy, LLC

RTA Homecare, LLC

Rejuvenight, LLC

Focus Respiratory, LLC

Advanced Medical DME, LLC

PM Sleep Lab, LLC

By:	(signed) “Gregory Crawford”
Name:	Gregory Crawford
Title:	President